

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2014

Via E-mail
James E. O'Bannon, Esq.
Jones Day
2727 North Harwood Street
Dallas, Texas 75201

> **Re:** **First Physicians Capital Group, Inc.**
> **Schedule 13E-3 filed by First Physicians Capital Group, Inc., et al.**
> **Filed June 20, 2014**
> **File No. 005-59913**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 20, 2014**
> **File No. 000-30326**
>
> **Schedule 13D/A filed by SMP Investments I, LLC and**
> **Brian Potiker**
> **Filed April 8, 2014**
> **File No. 005-59913**
>
> **Schedule 13D/A filed by Ciabattoni Living Trust, Anthony Ciabattoni and**
> **Jane Ciabattoni**
> **Filed June 20, 2014**
> **File No. 005-59913**
>
> **Schedule 13D/A filed by William Houlihan**
> **Filed June 20, 2014**
> **File No. 005-59913**

Dear Mr. O'Bannon:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

James E. O'Bannon, Esq.
First Physicians Capital Group, Inc.
July 10, 2014
Page 2

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Item 3. Identity and Background of Filing Person, page 2

1.      Please revise to provide the disclosure required by Item 1003(c)(1) and (2) of Regulation M-A with respect to Anthony and Jane Ciabattoni.

Item 10. Financial Statements, page 7

2.      Please disclose the information required by Item 1010(a)(3) and (4) of Regulation M-A.

Preliminary Proxy Statement on Schedule 14A

3.      Please revise the cover page of the proxy statement and the proxy card to clearly mark each as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Summary Term Sheet, page 1

4.      Please refer to the penultimate paragraph on this page and disclose the aggregate percentage and number of shares committed to vote in favor of proposal 1 relative to the number required to approve that proposal under each voting standard (i.e., common stock voting as a class and common and preferred stock voting as a separate class).

Stockholders Entitled to Vote, page 4

5.      We note the disclosure here regarding the number of common shares into which the Series 5-A and 6-A are convertible. Please reconcile with the numbers disclosed on page 7 of Annex D.

How will I be affected . . .?, page 8

6.      Please revise to disclose any affiliates who are eligible to participate in the exchange you mention and the effect, if any, on their beneficial ownership and voting rights following its completion. If the exchange will occur prior to the presentation of the proposals included in this filing, please update your disclosure regarding the number of shares committed to vote in favor of proposal 1. Please also revise to clarify how, if at all, the terms of the warrants to be received in the exchange will change as a result of the reverse stock split.

Special Factors, page 10

7.      We note that the disclosure in this section and under "Fairness of the Reverse Stock Split" is limited to the Company, as it only relates to what it and Board concluded and/or

determined.  Each filing person must individually comply with the requirements of Schedule 13E-3, including Items 7 and 8.  Therefore, please revise to disclose each of the "Filing Party's" purposes and reasons for the transaction and alternatives considered.  If those purposes, reasons and alternatives are the same as or different from the company, please revise accordingly.  Also, if the Board's analysis and conclusions regarding *fairness of the transaction* is being expressly adopted by the other Filing Parties, and the board did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, such filing persons should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material.

8.      Please revise to include the disclosure required by Instruction 3 to Item 1013 of Regulation M-A and state the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages.

9.      We note that as of September 30, 2013, the Company reported federal net operating loss carry-forwards of approximately $19.9 million, which expire in 2030.  Expressly disclose, if true, that the surviving company and affiliate filing persons will be beneficiaries of these net operating loss carry-forwards.  See Instruction 2 to Item 1013 of Regulation M-A.

Strategic Alternatives Considered, page 12

10.     We note that appraisal rights are not available in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private?  Would appraisal rights have been available had you chosen a different means?

Background of the Reverse Stock Split, page 12

11.     In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, negotiations, and contacts among board members, management and third parties, including outside counsel and/or major shareholders such as SMP Investments I, LLC and the Ciabattoni Living Trust and their control persons.  In doing so, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. For example, but without  limitation:

        • identify the person or persons who first raised the issue of taking the company private in January 2014;

        • describe the participation of specific members of the board in the background of the transaction;

- describe how and when SMP Investments, the Ciabattoni Living Trust and their affiliates became involved in the deliberations regarding this transaction, including when they provided the voting indications you mention on page 1;

- the specific reasons or conflicts that prompted the consideration of forming a special committee and who first raised the idea; and,

- describe in greater detail any discussions of a possible sale of the company and the basis for the board's conclusion that a majority of stockholders would not support a sale.

12. Please supplement your discussion and describe how Cabrillo Advisors was selected. See Item 1015(b)(3) of Regulation M-A.

13. On page 15, you refer to "a draft of the valuation presentation" and Cabrillo's "valuation report." Please revise to provide the disclosure required by Item 1015 of Regulation M-A. This presentation should be summarized in considerable detail in the disclosure document. Also, if the data and analyses included in this presentation differ in any material way from the final presentation, please explain the reason for the difference. We remind you that any written materials, such as board books, not already filed, must be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

14. Please revise to clarify how you determined the pre-split price per share you will pay. While we note the disclosure regarding the weight assigned to the valuation report, it is unclear how you determined the specific price you intend to pay, as opposed to any other price within the range included in your disclosure.

Third Party Valuation, page 17

15. We note the disclosure of the analyses prepared by Cabrillo Advisors and that it appears from your disclosure here and in Annex D that it relied on financial projections in preparing such analyses. Please revise to disclose those projections in the main body of the proxy statement. Please also revise to disclose who prepared the projections, when they were prepared and provided to Cabrillo Advisors and any material assumptions upon which the projections are based.

Guideline Transaction Method, page 20

16. We note the statement that Cabrillo Advisors noted the relevance of "…historical transactions to the current valuation is limited due to the recent and current market conditions…" Revise to explain what material differences there have been in recent and current market conditions as compared to historical conditions, which would adversely impact the valuation range derived.

Fairness of the Reverse Stock Split, page 25

17.    Please disclose the information required by Instruction 2(iv) and (vi) of Item 1014 of Regulation M-A.  In this regard, we note that you characterize the valuation analysis by Cabrillo Advisors as representing a "going concern value."  Please reconcile with your other characterizations of it involving a fair market valuation of your common stock.

18.    Please refer to page 27, where you discuss the procedural fairness.  Please revise to specifically identify, and analyze how, the factors in Item 1014(c) and (e) relate to the disclosed conclusions regarding procedural fairness.  For example, we note your statement about how the separate vote of common stockholders protects their interests.  It is unclear how you reached this conclusion given your disclosure that affiliates engaged in this transaction beneficially own a substantial majority of outstanding common shares and intend to vote the shares they own in favor of proposal 1.  Given this, and that you have not designating an unaffiliated representative to act solely on behalf of the unaffiliated security holders, it is unclear why you believe the transaction is procedurally fair to unaffiliated stockholders.

19.    We note the significant increase in share price commencing on or around April 4, 2014 as compared to prior periods.  Disclose whether the filing persons considered the recent increase in share price over the third fiscal quarter as a factor in completing a going private transaction at this time.

Name and Address of the Company, page 34

20.    Please reconcile the address disclosed here with the address on page 1 of Annex D.

Schedules 13D

21.    We refer to Exchange Act Rule 13d-2(a), which requires prompt amendment of a beneficial ownership report on Schedule 13D upon the occurrence of a material change.  We note the date of the triggering event with respect to Schedules 13D filed by filing parties the Ciabattoni Living Trust, et al, SMP Investments I, LLC, et al and Mr. Houlihan.  Each of the aforementioned reports was not amended until months after the triggering events.  Please advise.  We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the each filing person acknowledging that:

- the filing persons is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3641 or Mellissa Duru at (202) 551-3757 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc (Via E-mail):       Charles T. Haag, Esq.
                       Jones Day